UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-283998 and No. 333-281621) (including any prospectuses forming a part of such registration statement) and is to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CASI Pharmaceuticals Announces Closing of the Fourth Tranche of Convertible Notes

CASI Pharmaceuticals, Inc. (OCTQB: CASIF, the “Company”), a clinical-stage biopharmaceutical company developing CID-103, an anti-CD38 monoclonal antibody, for patients with organ transplant rejection and autoimmune diseases, today reported that the Company completed the issuance of the forth and final tranche of its US$20 million convertible note financing pursuant to certain convertible note purchase agreement (the “Purchase Agreement”) with ETP Global III Fund LP, a partnership controlled by Dr. Wei-Wu He (the “Purchaser”).

A convertible note with a principal amount of US$5 million has been issued to the Purchaser. Such note will mature in 36 months, bearing interest of 12% per annum from the issuance date. Upon maturity, such note may, at the Company’s option, be convertible into ordinary shares of the Company, par value US $0.0001 per share (the “Shares”), at a conversion price of the volume weighted average closing price of the Company’s Shares during the five consecutive trading days immediately preceding the maturity date. The Purchaser also has the right to convert such note into Shares at any time from and including the 91st day after the issuance thereof to and including the maturity date at a conversion price of the volume weighted average closing price of the Company’s Shares during the five consecutive trading days immediately preceding the date of conversion notice by the Purchaser. In no event shall the conversion price be higher than US$2 per ordinary Share or lower than US$1 per Share.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei-Wu He
	Name:	Wei-Wu He
	Title:	Chairman to the Board

Date: April 20, 2026